ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 24, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                                         Michael Killoy/David Link

Re:                             Osmotica Pharmaceuticals plc

Registration Statement on Form S-1

Filed September 14, 2018

File No. 333-227357

Ladies and Gentlemen:

This letter is being furnished on behalf of Osmotica Pharmaceuticals plc (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-227357) that was filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2018 (as may be further amended from time to time, the “Registration Statement”) in connection with the initial public offering (the “IPO”) of the Company’s ordinary shares.

During a telephone call with Ropes & Gray LLP on September 20, 2018, the staff (the “Staff”) of the Commission requested that the Company provide the Staff with certain information that will be inserted in the tables that appear in the “Capitalization” and “Dilution” sections on pages 70-73 of the Registration Statement (the “Capitalization and Dilution Tables”).  Because certain aspects of the IPO, including the number of shares proposed to be issued and the proposed offering price per share, have not yet been determined, the Capitalization and Dilution Tables included blank placeholders as of the filing on September 14.

In response to the Staff’s request, the Company is supplementally providing the Staff with the proposed changed pages to the Registration Statement set forth in Exhibit A, which reflect the Company’s current estimates as to the amounts that will be included in the Capitalization and Dilution Tables.

* * * * *

We hope that the foregoing has been responsive to the Staff’s request.  If you have any questions about this information, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7802.

Sincerely,

/s/ Craig E. Marcus
Craig E. Marcus

cc:                                Christopher Klein (Osmotica Pharmaceuticals plc)

William Michener (Ropes & Gray LLP)

Exhibit A